(713) 860-7352
willburns@paulhastings.com

December 22, 2021

VIA EDGAR CORRESPONDENCE FILING

Ms. Ashley Vroman-Lee
Mr. Jason Fox
Division of Investment Management,
   Disclosure Review Office
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-8626

Re:	Kayne Anderson Energy Infrastructure Fund, Inc. Registration Statement on Form N-14 (File No. 333-260457)

Dear Ms. Vroman-Lee and Mr. Fox:

This letter relates to the Registration Statement on Form N-14 (the “Registration Statement”) of our client, Kayne Anderson Energy Infrastructure Fund, Inc. (“KYN” or the “Registrant”), filed with the U.S. Securities and Exchange Commission (the “Commission”) on October 25, 2021 pursuant to the Securities Act of 1933, as amended. This letter is being filed in response to oral comments given on November 22, 2021 by Ashley Vroman-Lee and on November 24, 2021 by Jason Fox of the staff of the Commission (the “Staff”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For your convenience, we will send to you by email a marked copy of the Registration Statement showing changes made.

Each response is prefaced by the Staff’s corresponding comment in italicized text. Unless otherwise specified, page references in the text of this response letter correspond to the page numbers in Amendment No. 1. All capitalized terms not otherwise defined herein shall have the meaning set forth in Amendment No. 1. The Registrant acknowledges the Staff’s standard disclaimer that the Registrant remains responsible for its disclosure in the Registration Statement.

GENERAL

1.	Please provide additional information, including filling any missing information in the Registration Statement, in a future amendment filing.

Response:

KYN acknowledges the Staff’s comment and has provided the required missing information in Amendment No. 1.

Ms. Ashley Vroman-Lee
Mr. Jason Fox
U.S. Securities and Exchange Commission
December 22, 2021

2.	Where applicable, disclose in the Registration Statement which Company will be the accounting survivor following the Merger.

Response:

KYN acknowledges the Staff’s comment and has revised Amendment No. 1 to clarify that KYN will be the accounting survivor following the Merger, as reflected on pages 7, 42, 86 and SAI-1.

3.	Where applicable, including in the Question and Answer section, please include relevant disclosure in the Registration Statement relating to FMO’s tax accruals for estimated federal and state income tax expenses resulting from the application of income tax recapture rules to FMO’s sales of MLP energy infrastructure investments during fiscal year 2020 (the “Tax Accrual Matter”). In particular, please note that the Tax Accrual Matter resulted in an error in FMO’s net asset value (“NAV”) and necessitated a restated and re-issued semi-annual report from FMO.

Response:

KYN acknowledges the Staff’s comment and has revised Amendment No. 1 to reflect the comments relating to the Tax Accrual Matter and FMO’s voluntary shareholder compensation program where deemed appropriate (please see disclosures and response to Staff Comment 5).

4.	Where applicable, please include additional disclosure about FMO’s operations and relationships that would be meaningful for shareholders.

Response:

KYN acknowledges the Staff’s comment and has revised Amendment No. 1 to reflect the following additional disclosure, as reflected on page 60:

Additional Service Providers

MUFG Investor Services (US) (“MUFG”) serves as FMO’s administrator. MUFG is located at 805 King Farm Boulevard, Rockville, Maryland 20850. Pursuant to an administration agreement with FMO, MUFG provides certain administrative, bookkeeping and accounting services to FMO. MUFG also provides certain fund accounting services to FMO pursuant to a fund accounting agreement.

The Bank of New York Mellon Corp. serves as FMO’s custodian.

Ms. Ashley Vroman-Lee
Mr. Jason Fox
U.S. Securities and Exchange Commission
December 22, 2021

5.	Please include a discussion of FMO’s voluntary shareholder compensation program in the Registration Statement.

Response:

KYN acknowledges the Staff’s comment and has revised Amendment No. 1 to reflect the following additional disclosure, as reflected on pages 5 and 94:

Q: What impact will the Merger have on FMO’s existing shareholder compensation program?

A: A shareholder compensation program was previously established by FMO’s investment adviser, GFIA, to compensate FMO investors who purchased or sold shares between March 9, 2020 and February 1, 2021 and may have been adversely affected by the timing of the disclosure and accrual of certain tax adjustments to FMO’s portfolio. GFIA will continue the administration of the shareholder compensation program, which will not be affected by the Merger. Neither FMO nor KYN will bear the cost of the compensation payable under this program. For more information, including regarding FMO’s tax accruals, please see “Proposal: Merger—Shareholder Compensation Program Information.”

Shareholder Compensation Program Information

As previously disclosed by FMO, on November 13, 2020, in connection with the sale of MLP interests, and the determination to estimate FMO’s tax expense related to ordinary income from recapture in closer proximity to the sale of such MLP Investments, FMO reflected in its NAV an accrual of estimated tax liability for the tax expense related to the sale of certain of its MLP investments. Following further review, FMO determined, on December 28, 2020, it was appropriate to adjust the accrual by allocating and recording a portion of the accrual in connection with each sale of a MLP Investment by FMO beginning as of March 6, 2020. FMO also reviewed its application of the income tax recapture rules in prior years and the effect of such applications on prior years’ financial statements and tax return filings. Upon the conclusion of its review, FMO determined, on February 1, 2021, that no adjustment was required for any year prior to the fiscal year ended November 30, 2020, and that it was appropriate to reduce the estimated tax liability that was accounted and recorded on November 13, 2020, to reflect certain reclassifications of income and related changes in FMO’s tax liabilities beginning as of March 6, 2020. FMO then re-stated its NAV to reflect the accruals recorded during the time period beginning March 6, 2020. FMO’s investment adviser also reimbursed FMO for excess asset-based fees paid to FMO’s service providers as a result of the overstatement of FMO’s NAV during the relevant period, beginning on March 6, 2020. As a result, FMO previously restated its Statement of Assets and Liabilities as of May 31, 2020, the interim financial reporting period, and its Statement of Operations for the period then ended, its Statements of Changes in Net Assets and Statement of Cash Flows for the period ended May 31, 2020, and its Financial Highlights for the period ended May 31, 2020.

In recognition that certain of FMO’s shareholders may have been adversely affected by these events, FMO’s investment adviser initiated a Shareholder Compensation Program to compensate FMO investors who suffered cognizable losses, as determined under applicable law, in connection with the timing of the accruals related to the sale of its MLP Investments during the relevant time period. The Shareholder Compensation Program compensates FMO investors who purchased or sold shares between March 9, 2020 and February 1, 2021 and may have been adversely affected by these events. FMO is not bearing the cost of compensating such investors, or the administration of that program, nor is it bearing certain expenses incurred in connection with the review of FMO’s past accrual practices because FMO’s investment adviser is compensating eligible investors directly. The administration of the Shareholder Compensation Program, which remains underway, will not be affected by the Merger. Neither FMO nor KYN will bear the cost of the compensation payable under this program and the eligible FMO investors’ ability to be compensated is not affected by the Merger.

Ms. Ashley Vroman-Lee
Mr. Jason Fox
U.S. Securities and Exchange Commission
December 22, 2021

6.	For purposes of clarity, consider using “Acquirer” and “Target” labels for KYN and FMO, respectively, where appropriate throughout the Registration Statement, and in addition to the terms “KYN” and “FMO”.

Response:

KYN acknowledges the Staff’s comment and has revised Amendment No. 1 to include clarifying references to KYN as the “Acquirer” and FMO as the “Target” where appropriate, as reflected on pages 2, 8, 12, 13, 43, 44, 53, 54, 55, 61, 76, 77, 78, 80 and 85.

7.	Please confirm in your correspondence to us that there will be no portfolio repositioning as a result of the Merger.

Response:

KYN acknowledges the Staff’s comment and confirms that no material portfolio repositioning as a result of the Merger is planned or contemplated.

LETTER TO SHAREHOLDERS

8.	In the second paragraph of the letter to shareholders, clarify that the shareholders are being asked to approve (and not authorize) the Merger.

Response:

KYN acknowledges the Staff’s comment and has revised the letter to shareholders in Amendment No. 1 to reflect the following revised disclosure:

At the Meeting, FMO shareholders will be asked to consider and approve the combination of FMO and KYN, which will be accomplished as a tax-free merger of FMO into KYN (the “Merger”), and any adjournment or postponement of the Meeting.

Ms. Ashley Vroman-Lee
Mr. Jason Fox
U.S. Securities and Exchange Commission
December 22, 2021

JOINT PROXY STATEMENT/PROSPECTUS

Cover

9.	Please prominently disclose that fees borne by FMO shareholders will increase as a result of the Merger.

Response:

KYN acknowledges the Staff’s comment and has revised the cover of Amendment No. 1 to include the following disclosure:

Please refer to the discussion of the proposal in this joint proxy statement/prospectus for information regarding votes required for the approval of the Merger, as well as information regarding the increase in fees and expenses borne by FMO shareholders as a result of the Merger as described under “Questions and Answers—What are some of the key factors that the FMO Board of Trustees considered in determining that the Merger is in the best interests of FMO’s shareholders?—The potential benefits of the Merger outweigh the expected higher fees and expenses that will be borne by FMO shareholders as a result of the Merger.”

Questions and Answers, page 1

10.	Please include a discussion of FMO’s voluntary shareholder compensation program in the Registration Statement.

Response:

KYN acknowledges the Staff’s comment and refers the Staff to KYN’s response to Staff Comment 5.

11.	Please include a question and answer relating to any prior regulatory issues relating to FMO. In the alternative, please let us know if there are no such issues to disclose.

Response:

KYN acknowledges the Staff’s comment and has revised Amendment No. 1 to include additional disclosure regarding the Tax Accrual Matters in connection with its additional Registration Statement disclosure regarding the shareholder compensation program, as reflected in the response to Staff Comment 3. Further, KYN confirms that there are no other such issues relevant to FMO to be disclosed.

12.	Please include a prominently placed question and answer disclosing that the fees borne by FMO shareholders will increase as a result of the Merger.

Response:

KYN acknowledges the Staff’s comment and has revised Amendment No. 1 to highlight the increase in fees borne by FMO shareholders and clarify certain related matters, as reflected on pages 3, 9 and 44:

The potential benefits of the Merger outweigh the expected higher fees and expenses that will be borne by FMO shareholders as a result of the Merger

Ms. Ashley Vroman-Lee
Mr. Jason Fox
U.S. Securities and Exchange Commission
December 22, 2021

In making its determination to approve the Merger, the FMO Board of Trustees considered the increase in total annual expenses as a percentage of net assets. While expenses as a percentage of net asset value are higher for KYN relative to FMO, the FMO Board of Trustees considered that KYN’s performance, inclusive of such expenses, has exceeded that of FMO for the prior 3-year, 5-year, 10-year and 15-year periods. Overall, the FMO Board of Trustees believes that the potential benefits of the Merger outweigh the expected increase in expenses being borne by FMO shareholders. In addition to the outperformance discussed above, those potential benefits include, among others, the larger asset base of KYN as compared to FMO, KYN’s greater potential long-term viability as an investment vehicle, KYN’s greater potential for better long-term economies of scale for operating expenses, the potential opportunity for enhanced market liquidity over the long term and the ability of FMO shareholders to gain exposure to a broader range of Energy Infrastructure Companies (as defined below).

The increase in total expenses as a percentage of net assets for FMO’s shareholders is primarily the result of (1) the higher investment management fee of the Combined Company relative to FMO, (2) the higher use of leverage employed by KYN relative to FMO and the different types of leverage instruments employed by KYN and FMO (including that KYN has historically utilized longer term leverage with fixed rates, as opposed to FMO’s use of shorter term leverage with floating rates) and (3) higher deferred income tax expense at KYN as compared to FMO. For a more detailed presentation of expenses as a percentage of net assets, including the specific amount of the increase, please see “Summary—Proposal: Merger—Fees and Expenses of Common Shareholders as of May 31, 2021.”

While the total expenses that FMO shareholders will bear is increasing, certain other operating expenses are decreasing. Each Company incurs operating expenses that are fixed (e.g., board fees, printing fees, legal and auditing services) and operating expenses that are variable (e.g., administrative fees, custodial services and investment management fees that are based on assets under management). As a result of the Merger, the Combined Company would eliminate the duplication of such fixed expenses (approximately $0.4 million annually). There could also be an opportunity to reduce variable expenses as a percentage of net assets of the Combined Company.

13.	Under the caption “—Questions Regarding the Merger—What are some of the key factors that the FMO Board of Trustees considered in determining that the Merger is in the best interests of FMO’s shareholders?—FMO’s shareholders could benefit from the larger asset base and market capitalization of the Combined Company,” please revise the sentence “KYN, therefore, has greater potential to utilize a broader range of leverage instruments and greater financial flexibility.” to reflect that the benefits are not certain. In addition, please include balanced disclosure around the fact that there is also a risk of greater loss to the extent higher relative leverage is used.

Response:

KYN acknowledges the Staff’s comment and has revised Amendment No. 1 to include the following updated disclosure, as reflected on pages 2, 8 and 43:

KYN, therefore, may have greater potential to utilize a broader range of leverage instruments and greater financial flexibility. The use of leverage creates risks and involves special considerations. See “Risk Factors — Additional Risks Related to Our Common Stock — Leverage Risk to Common Stockholders.”

KYN also may have greater potential for better long-term economies of scale for operating expenses.

Ms. Ashley Vroman-Lee
Mr. Jason Fox
U.S. Securities and Exchange Commission
December 22, 2021

14.	Under the caption “—Questions Regarding the Merger—What are some of the key factors that the FMO Board of Trustees considered in determining that the Merger is in the best interests of FMO’s shareholders?—The increase in management fees is substantially offset by the reduction of other operating expenses (excluding leverage expenses),” please revise the table to reverse the order of the columns and to add a pro forma combined column. In addition, please revise footnote 4 to the table to be more specific about the comparison of leverage costs. Further, please revise the table to avoid potential shareholder confusion with the similar table mandated by Form N-14, including clarifying the Combined Company’s expected use of leverage. Finally, please make conforming changes to the other places the table appears in the Registration Statement.

Response:

KYN acknowledges the Staff’s comment and has revised Amendment No. 1 to (a) remove the table to avoid confusion with the similar table mandated by Form N-14, (b) provide additional disclosure about the differences in the Companies’ use of leverage and (c) make conforming changes, as applicable. Please see KYN’s response to Staff Comment 12.

15.	Under the caption “—Questions Regarding the Merger—What are some of the key factors that the FMO Board of Trustees considered in determining that the Merger is in the best interests of FMO’s shareholders?—No cost to FMO to effect the Merger,” please revise the Registration Statement to include disclosure about who will pay the expenses of the Merger, including the specific amount of any expenses to be borne by either Company.

Response:

KYN acknowledges the Staff’s comment and has revised Amendment No. 1 to include a cross reference to the discussion elsewhere in Amendment No. 1 regarding the costs and expenses of the Merger under that heading on pages ~~4~~, 11 and 46.

Ms. Ashley Vroman-Lee
Mr. Jason Fox
U.S. Securities and Exchange Commission
December 22, 2021

Summary

16.	Under the caption “—Reasons for the Merger and Board Considerations,” please revise the Registration Statement to include additional disclosure regarding the increase in fees and expenses borne by FMO stockholders, how the FMO Board of Trustees considered such fees and expenses in making its determination and specifically disclose the amount of the increased fees and expenses.

Response:

KYN acknowledges the Staff’s comment and directs the Staff to KYN’s response to Staff Comment 12.

17.	We note that the table under the caption “—Fees and Expenses for Common Shareholders of the Companies as of May 31, 2021” includes a line item for “Total Annual Expenses.” Please revise the other tables in the Registration Statement that present the same or similar information to include a corresponding line item that corresponds to those same expense ratios as shown on page 12, including leverage and deferred income tax expenses. In addition:

•	Please revise the table to follow the format prescribed by Item 3 of Form N-2 (i.e., Interest/Dividend Payments should precede other expenses);

•	Please confirm in your correspondence to us that the fees presented represent current fees, in accordance with Item 3 of Form N-14; and

•	With respect to footnote (2) under the table, disclose the rationale for allocating costs associated with the merger in the selected manner.

Response:

KYN acknowledges the Staff’s comment and has revised the table to (a) move the “Other Operating Expenses” line item below Interest/Dividend Payments, (b) remove the subtotal line item and (c) provide the following additional disclosure regarding the allocation rationale in the footnote describing the transaction expenses:

“This allocation of costs associated with the Merger to KYN reflects KYN’s business judgment that while it was appropriate for the costs of diligence and documentation of the Merger to be borne by KYN as such costs were necessary to protect KYN’s interests, the advisors or their affiliates should bear the remaining costs associated with the Merger.”

In addition, KYN confirms that the fees presented in the table represent current fees, in accordance with Item 3 of Form N-14.

Ms. Ashley Vroman-Lee
Mr. Jason Fox
U.S. Securities and Exchange Commission
December 22, 2021

18.	Under the caption “—Fees and Expenses for Common Shareholders of the Companies as of May 31, 2021—Example,” revise the amounts shown to be based on the total annual expenses for the period presented.

Response:

KYN acknowledges the Staff’s comment and respectfully notes that the Example table is based on total annual expenses before tax, but then includes an assumption for a 22.5% effective income tax rate associated with the 5% assumed rate of return. To provide the table on the basis of total annual expenses including tax would not be meaningful for investors, as it would effectively double-count for income tax. Accordingly, KYN does not believe any adjustment to the table should be necessary and respectfully requests the Staff’s concurrence.

19.	Under the caption “—Comparison of the Companies,” please include prominent disclosure regarding the differential in fee structure between the Companies.

Response:

KYN acknowledges the Staff’s comment and has revised Amendment No. 1 to include the following under that heading on page 14:

Investment Advisory Fee Structure

KYN’s investment management agreement (which will govern following the completion of the Merger) provides for a fee of 1.375% of total assets, while FMO’s investment management agreement provides for a fee of 1.00% of the average daily value of FMO’s Managed Assets. Please see “Proposal: Merger—Comparison of the Companies” for more detail regarding the advisory fee structure of each of KYN and FMO.

Proposal: Approval of Merger Agreement

20.	Under the caption “—Reasons for the Merger and Board Considerations,” please revise the Registration Statement to include a discussion of potential drawbacks of the Merger, including increased fees and expenses to be borne by FMO shareholders.

Response:

KYN acknowledges the Staff’s comment and directs the Staff to KYN’s response to Staff Comment 12.

Ms. Ashley Vroman-Lee
Mr. Jason Fox
U.S. Securities and Exchange Commission
December 22, 2021

21.	Under the caption “—Capitalization,” please update the table to be as of a date within 30 days of the filing date. In addition, please provide an adjustments column to the table to reflect the adjustments disclosed in footnote (4).

Response:

KYN acknowledges the Staff’s comment and respectfully notes that as of the filing of Amendment No. 1, May 31, 2021 is consistent with the date of the Companies’ most recently-filed publicly available financial statements and contends that financial statements as of a more recent date for FMO (which would be necessary to prepare the capitalization table) are not available at this time. Accordingly, KYN respectfully requests the Staff’s concurrence in its position that no update to the date of the capitalization table should be required.

In addition, KYN has added an adjustments column and revised footnote (4) on page 61 to provide more detail on the adjustments referred to therein.

Appendix A — Form of Agreement and Plan of Merger

22.	Please confirm that the Form of Agreement and Plan of Merger is accurate with respect to the Tax Accrual Matter. In addition, please confirm that Schedule 2.2(i) is complete, or update to reflect any additional exceptions.

Response:

KYN acknowledges the Staff’s comment and notes its belief that the Form of Agreement and Plan of Merger is accurate with respect to the Tax Accrual Matter. In addition, based on the diligence conducted by KYN and its affiliates, including extensive discussions with FMO and its counsel, KYN does not believe any additional exceptions should be disclosed in Schedule 2.2(i). As noted in the response to Staff Comment 5, however, KYN has revised Amendment No. 1 to include additional disclosure regarding the Shareholder Compensation Plan and the related Tax Accrual Matter.

STATEMENT OF ADDITIONAL INFORMATION

Financial Statements

23.	Please revise the Registration Statement to incorporate by reference the most recent annual and semi-annual reports for KYN and FMO and provide hyperlinks for each. In addition, please provide the supplemental financial information required by Item 14 of Form N-14 and Regulation S-X Rule 6-11(d).

Response:

KYN acknowledges the Staff’s comment and has revised Amendment No. 1 incorporate by reference and provide hyperlinks for the most recent annual and semi-annual reports for KYN and FMO.

In addition, KYN has added on page SAI-38 of the Statement of Additional Information in Amendment No. 1 a cross-reference to the fee table provided elsewhere in Amendment No. 1. Further, KYN has included disclosure on page SAI-38 confirming that there is not expected to be any material change in the investment portfolio and that there are no material differences in accounting policies between the Companies.

Ms. Ashley Vroman-Lee
Mr. Jason Fox
U.S. Securities and Exchange Commission
December 22, 2021

Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding the Registration Statement or this response letter to the undersigned at (713) 860-7352.

Very truly yours,

/s/ R. William Burns III

R. William Burns III
of PAUL HASTINGS LLP

cc:	David A. Hearth, Paul Hastings